November 3, 1998

Not for release, publication or distribution in or into Canada, Australia or Japan.

                      MARSH & McLENNAN COMPANIES, INC.

                          RECOMMENDED CASH OFFERS

                                    FOR

                             SEDGWICK GROUP PLC

            Offers declared unconditional in all respects

Marsh & McLennan Companies, Inc. today announced that all remaining conditions to its Offers for Sedgwick Group plc have now been satisfied or, where permitted, waived and, accordingly, the Offers have been declared unconditional in all respects.

By 1.00 p.m. (London time), 8.00 a.m. (New York City time) on November 3, 1998 Marsh & McLennan had received valid acceptances of the Ordinary Offer for 467,302,263 Sedgwick Shares and 1,141,426 Sedgwick ADSs, representing in aggregate 473,009,393 Sedgwick Shares and 85.4 per cent. of Sedgwick's issued share capital. Marsh & McLennan had also received valid acceptances of the offer for Sedgwick Convertible Bonds (the "Convertible Offer") for (pound)39,785,000 in nominal value of Sedgwick Convertible Bonds, representing 95.9 per cent. of the nominal value of issued Sedgwick Convertible Bonds.

As anticipated in its announcement dated October 23, 1998, Marsh & McLennan has reduced the percentage of Sedgwick Securities required to satisfy the Acceptance Condition relating to the Ordinary Offer. Accordingly, the Ordinary Offer and the Convertible Offer have been declared unconditional in all respects and Sedgwick Securityholders' and Sedgwick Bondholders' withdrawal rights have been terminated.

Marsh & McLennan has also agreed during the Offer Period to acquire 15,000,000 Sedgwick Shares, representing 2.7 per cent. of Sedgwick's issued share capital which, when aggregated with the valid acceptances received, represent 488,009,393 Sedgwick Shares and 88.1 per cent. of Sedgwick's issued share capital.

A.J.C. Smith, chairman and chief executive officer of Marsh & McLennan Companies, said, "We are very pleased that the final conditions to our proposed merger have now been satisfied and we can begin to move forward with the integration of our two organisations. We believe that this strategic combination with Sedgwick will yield substantial benefits for our respective clients, shareholders and employees and we look forward to completing the transaction as quickly as possible."

Sax Riley, chairman of Sedgwick, said, "We are very excited about our future partnership with Marsh & McLennan and are eager to begin the integration process now that the conditions to the merger have been satisfied."

The Offers will remain open for acceptance until further notice. At least 14 calendar days' notice in writing will be given before the Ordinary Offer or the Convertible Offer are closed. Marsh & McLennan, having received sufficient acceptances of the Convertible Offer, intends to apply the provisions of sections 428 to 430F of the Companies Act 1985 to acquire compulsorily the outstanding Sedgwick Convertible Bonds.

Sedgwick Securityholders who have not yet accepted the Ordinary Offer, and Sedgwick Bondholders who have not yet accepted the Convertible Offer, are urged to complete and return their Acceptance Forms as soon as possible.

Sedgwick Group plc is the London-based holding company of one of the world's leading insurance, reinsurance and consulting groups. This group provides insurance and reinsurance broking services, risk consulting, employee benefits consulting and related financial services from more than 290 offices in 70 countries.

Marsh & McLennan Companies is a professional services firm providing risk and insurance services, investment management and consulting. More than 39,000 employees worldwide provide analysis, advice and transactional capabilities to clients in over 100 countries. Marsh & McLennan Companies' stock (ticker symbol: MMC) is listed on the New York, Chicago, Pacific and London stock exchanges. Its Web site address is www.marshmac.com.

The acceptance level in respect of the Ordinary Offer of 85.4 per cent. above includes acceptances in respect of securities representing 223,925,945 Sedgwick Shares and 40.4 per cent. of Sedgwick's issued ordinary share capital, held by Sedgwick Shareholders who had entered into irrevocable undertakings prior to the commencement of the Offer Period to accept, or procure the acceptance of, the Ordinary Offer, of which securities representing 237,106 Sedgwick Shares and 0.04 per cent. of Sedgwick's issued share capital, are held by directors of Sedgwick who are deemed to be acting in concert with Marsh & McLennan. Prior to the commencement of the Offer Period, Marsh & McLennan had received irrevocable undertakings to accept, or procure the acceptance of, the Ordinary Offer in respect of securities representing 223,934,653 Sedgwick Shares and 40.4 per cent. of Sedgwick's issued share capital, of which securities representing 245,814 Sedgwick Shares and 0.04 per cent. of Sedgwick's issued share capital, are held by directors of Sedgwick. Such directors of Sedgwick also held in aggregate a further 453,000 Sedgwick Shares (being a non-beneficial interest), representing 0.08 per cent. of Sedgwick's issued ordinary share capital, prior to the commencement of the Offer Period. Save as disclosed in this announcement, neither Marsh & McLennan, nor any person acting in concert with Marsh & McLennan, held any Sedgwick Shares (or rights over such shares) prior to the commencement of the Offer Period nor has any such person, since the commencement of the Offer Period, acquired, or agreed to acquire, any Sedgwick Shares (or rights over such shares).

Contact:

Marsh & McLennan
Barbara Perlmutter                  +1 212 345 5585

Kekst & Company                     +1 212 521 4800
Jim Fingeroth
Michael Freitag

Brunswick                           +44 171 404 5959
Alison Hogan

Sedgwick                            +44 171 377 3456
Julia Fish

J.P. Morgan, Donaldson, Lufkin & Jenrette and Cazenove, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Marsh & McLennan and for no one else in connection with the Offers and will not be responsible to anyone other than Marsh & McLennan for providing the protections afforded to their respective customers nor for giving advice in relation to the Offers.

The Offers are not being made, directly or indirectly, in or into, Canada, Australia or Japan. Accordingly, neither copies of this announcement nor any related offering documents are to be mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

Terms defined in the offer document dated September 4, 1998 have the same meaning in this announcement unless the context requires otherwise.